Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on August 23, 2021.

3.	News Release:

On August 23, 2021, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On August 23, 2021, the Company completed the business combination between the Company and Ely Gold Royalties Inc. (“Ely Gold”) by was of a plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia).

In connection with the Arrangement, Trey Wasser was appointed to the board of directors of the Company (the “Board”).

5.	Full Description of Material Change:

Pursuant to the Arrangement, GRC acquired all of the issued and outstanding Ely Gold common shares (the “Ely Shares”). Pursuant to the Arrangement, the Ely Shares were ultimately transferred by the Company to 1310560 B.C. Ltd., a wholly-owned subsidiary of the Company, which amalgamated with Ely Gold, with Ely Gold being the surviving entity thereunder. As a result of the completion of the Arrangement, Ely Gold has become an indirect wholly-owned subsidiary of GRC.

After pro-rationing and adjustments in accordance with the Arrangement, each Ely Share was acquired by GRC in exchange for 0.2450 of a GRC common share (a “GRC Share”), plus $0.0001 for Ely Gold shareholders who elected, or were deemed to have elected to receive the share alternative under the Arrangement; and 0.099166 of a GRC Share, plus $0.869053 for Ely Gold shareholders who elected to receive the cash alternative under the Arrangement.

Further information regarding the Arrangement is included in the management information circular of Ely Gold dated July 20, 2021, a copy of which is available under Ely Gold’s profile at www.sedar.com.

The consideration paid by GRC on closing of the Transaction consisted of an aggregate of 30,902,176 GRC Shares and $84,008,748 in cash. Pursuant to the Arrangement, each of the 15,946,732 warrants to purchase Ely Shares that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus $0.0001.

The Ely Shares were delisted from the TSX Venture Exchange on August 23, 2021. An application has been made for Ely Gold to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Ely Gold’s public reporting requirements.

In connection with the Arrangement, Trey Wasser was appointed to the Board, effective August 23, 2021.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer Telephone: (604) 396-3066

9.	Date of Report:

August 23, 2021